FOR IMMEDIATE RELEASE

Contact:  Joseph E. Marquet, Edgecliff Holdings, LLC
Phone:    (606) 578-1100

Contact:  Robert R. Sandhu, MacKenzie Partners, Inc.
Phone:    (212) 929-5500

                EDGECLIFF HOLDINGS, LLC BEGINS PROXY SOLICITATION
               TO ELECT DIRECTORS AT LODGIAN, INC. ANNUAL MEETING

         Kentucky, August 31, 2000--Edgecliff Holdings, LLC announced today that it has begun mailing definitive proxy materials to stockholders of Lodgian, Inc. (NYSE:LOD) to solicit proxies for the election of up to three nominees to Lodgian's Board. Edgecliff's nominees are expected, subject to their fiduciary duties, to strongly advocate a sale of the company to the highest bidder. The proxies will be used at Lodgian's 2000 Annual Meeting of Stockholders, which is expected to be held on October 12, 2000.

         "As Lodgian's largest stockholder, we've grown increasingly dissatisfied with the company's performance over the past year," said William J. Yung, President of Edgecliff. "Although we've made repeated overtures since November of 1999 to acquire the company at prices representing substantial premiums on the market value of Lodgian's shares, Lodgian's Board has consistently rejected our efforts. Instead, the Board has entrenched itself by reducing the number of directors up for election at Lodgian's annual meeting and by delaying the annual meeting until October 12, 2000. Lodgian has also begun to sell its core assets -- at prices we believe are below replacement cost and fair market value -- and has deprived its stockholders of the maximum value obtainable by excluding us from the bidding process."

         Lodgian recently reported serious deficiencies in its accounting and financial controls. As a result of these deficiencies, Lodgian filed its 1999 annual report four months late -- violating the terms of its credit agreement. According to Lodgian's SEC filings and press releases, Lodgian expects to remedy these problems "by the end of 2000." Until then, Lodgian has resorted to paying outside consulting accountants to assist its personnel in complying with the SEC's recordkeeping and control requirements.

         "We believe that now is the appropriate time for Lodgian's stockholders to hold the Board accountable for its actions and its poor management of the company," Mr. Yung said.

         In addition to its proposal to elect nominees to Lodgian's Board, Edgecliff is asking Lodgian's stockholders to approve a by-law proposal intended to dissuade Lodgian's Board from adopting new by-law amendments that would impair the ability of a bidder to acquire the company.

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         Edgecliff and its affiliated companies constitute the largest full-service Marriott franchisee in the world and are owner-operators of 40 hotels, with three more under construction. Edgecliff and its affiliates have been in the business of building, owning and managing hotels since 1972.

                                      # # #

Information regarding the identity of the persons who, under SEC rules, may be deemed to be participants in Edgecliff's solicitation of Lodgian's stockholders, and their interests in the solicitation, are set forth in Edgecliff's definitive proxy statement filed on the date of this press release with the SEC. Copies of the definitive proxy statement are being mailed to Lodgian's stockholders beginning today. STOCKHOLDERS ARE URGED TO READ THE EDGECLIFF PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain these documents free of charge at the SEC's website (www.sec.gov) or by contacting MacKenzie Partners, Inc., Edgecliff's solicitation agent, at 800-322-2885 or 212-929-5500. STOCKHOLDERS SHOULD READ THE EDGECLIFF PROXY STATEMENT CAREFULLY BEFORE MAKING ANY VOTING DECISION.